

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 27, 2016

Via E-mail
Marc Fogassa
Chief Executive Officer
Jupiter Gold Corporation
Rua Vereador João Alves Praes nº 95-A
Olhos D'Água, MG 39398-000, Brazil

> **Re: Jupiter Gold Corporation**
> **Draft Registration Statement on Form F-1**
> **Submitted September 30, 2016**
> **CIK No. 0001684688**

Dear Mr. Fogassa:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

3. Given the relative size of the selling shareholder offering to your outstanding shares held by non-affiliates, the relationship of the selling shareholder to you, the circumstances

under which the selling shareholder received the shares, and the amount of time that the selling shareholder has held the shares, it appears that the resale of securities is by or on behalf of the issuer. Under Rule 415, equity securities offered by or on behalf of the issuer cannot be sold in an "at the market offering" unless the offering meets the requirements of Rule 415(a)(1)(x). As it appears that you do not meet the transaction requirements for registration of a primary offering on Form F-3, you would have to include a price for the shares and disclose that the selling shareholder is an underwriter that will conduct their offering at a fixed price for the duration of the offering. Please refer to Securities Act Rule C&DI 612.09, available at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, for guidance. Please revise or provide your analysis as to why you do not believe this is an at the market offering.

4. In addition, we note that you do not have a market for your securities and the prospectus cover page refers to the selling shareholder selling at varying prices. Therefore, to the extent you are able to satisfy the comment above, the selling shareholders would only be able to sell at a fixed price until such time as you are quoted on the OTC Bulletin Board or other market.

Prospectus Cover Page

5. Please limit the outside cover page to one page as required by Item 501(b) of Regulation S-K. In addition, please include the page number of the risk factors as required by Item 501(b)(5).

Risk Factors, page 11

6. You explain on page 20 that your plan of operations is dependent on the proceeds of this offering. Please include a risk factor that discusses the possibility that you may not raise enough proceeds from this offering to fund your operations.

7. We note that Marc Fogassa, who has voting control of the company, is also the Chairman and CEO of Brazil Minerals, Inc., Jupiter Gold's largest shareholder. Please include disclosure relating to the potential conflicts of interest arising from Mr. Fogassa's role at Brazil Minerals here and in the management's discussion and analysis section.

8. Please disclose whether your properties have been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

9. Please disclose whether any of your officers or directors have visited your mining properties, and if so, when and for how long. If they have not visited your mining properties, please add related risk factor disclosure.

Use of Proceeds, page 19

10. The disclosure within the use of proceeds section operates under the assumption that you will sell all 1,000,000 shares of common stock. Please revise your disclosure throughout to discuss the uncertainty of raising the full offering amount and disclose your anticipated use of proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold. Also, discuss the use of proceeds if you raise less than 25% of the offering. Consider providing such information in tabular format.

11. We note that you have allocated 75% of offering proceeds to working capital and general corporate purposes. Given the development stage of the company, please provide a more specific allocation of the offering proceeds. Please also specify the amount allocated to initial research on your mineral rights, strategic ventures and deposits to secure other projects.

12. We note the disclosure that you retain broad discretion as to the allocation of the net proceeds from the offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 20

Plan of Operations, page 20

Gold Retrieval Units, page 20

13. Please disclose the magnitude of revenues from operations that began in September 2016.

Results of Operations, page 21

14. The results of operations subsection cross-references the business section for details regarding the Company's plan of operations. We note that the business section provides disclosure regarding your GRUs and gold properties, but it does not include an operational plan. Please revise your management discussion and analysis to address your planned operations for the next twelve months as well as the budgetary requirements of these operations. Your plan of operations should specifically describe your plans for this time period and match these plans to anticipated budgetary needs.

Liquidity and Capital Resources, page 22

15. We note that Jupiter Gold began generating revenue in September, 2016. Please update your liquidity disclosure to provide your cash balance as of the most recent practicable date.

16. Please provide the basis for your belief that funds generated from gold retrieved using GRU will be enough to sustain the company for the next 12 months.

Business, page 23

Mineração Duas Barras Ltda ("MDB"), page 24

17. We note your first Gold Retrieval Unit (GRU) will be installed on the Mineração Duas Barras Ltda property and your revenues and/or future cash flows are highly dependent on this facility's successful operation. Please describe the location, access, equipment, and/or facilities at the Mineração Duas Barras Ltda property. This would include a brief description of the mobile equipment, infrastructure, and other facilities on site, describing the source for water and electricity.

Our Gold Properties, Page 25

18. We note your reference to Item III.1 for details on the various mining property status levels. Please correct to IV.1 as found in your filing, or advise. In addition, please correct the spelling for "Requerimento de Pesquisa," and "Alvará de Pesquisa.

19. Please insert a small-scale map showing the location and access to each significant mining property and/or Gold Retrieval Unit (GRU) location, as required by Industry Guide 7(b)(2) and the Instructions to Item 4.D. of Form 20-F. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments on EDGAR. We believe the guidance found in Industry Guide 7 and Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

20. In your description of each exploration property, please provide a clear statement that the property is without known reserves and your proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

21. It appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and discuss their qualifications.

22. We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to your exploration and operational analytical procedures.

23. We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in

the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Other Considerations about Our Business, page 31

Regulatory Information, page 32

24. Please discuss in greater detail the material effects of government regulations on the company's business, as required by Item 4.B.8 to Form 20-F as referenced in Form F-1.

Common Stock Ownership of Certain Beneficial Owners and Management, page 35

25. Please provide the disclosure required by Item 6.E of Form 20-F as referenced in Form F-1 for the share ownership of any class of the company's voting securities. We direct your attention to the risk factor on page 18 regarding the voting control held by Mr. Fogassa through the series A preferred stock, which voted with the common stock. Please file as an exhibit any instrument defining the rights of the series A preferred stockholder. In addition, we note that Mr. Fogossa appears to be the beneficial owner of Brazil Minerals. Please revise to include the beneficial ownership of Mr. Fogassa of the shares owned by Brazil Minerals.

26. For any options held by the shareholders listed in the table, please provide the title and amount of securities called for by the options, the exercise price, the purchase price, if any, and the expiration date of the options. See Item 6.E.2 of Form 20-F.

Selling Shareholder, page 36

27. Please include the percentage of ownership of common stock prior to and upon completion of the offering. See Item 9.D.2. of Form 20-F.

Plan of Distribution, page 37

28. We note that your plan of distribution provides disclosure relating to the selling shareholder's resale of common stock. However, you are also registering a self-underwritten "best efforts" primary offering. Please amend this section to include disclosure regarding the primary offering, including the name of the director selling on the Company's behalf. See Item 9.A and B of Form 20-F.

Exhibits

Exhibit 1.3, Bylaws

29. We note that Article VI Section 7 of the Bylaws includes a fee-shifting provision. Please revise your registration statement to discuss the fee-shifting provision, including the types

of actions subject to fee-shifting and whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates). Also, add risk factor disclosure about how the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders. In addition, if you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering, please add appropriate risk factor disclosure.

30. We note that exhibits 10.5, 10.6, were filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Signatures, page 50

31. Please identify your controller or principal accounting officer. See Instructions to Signatures on Form F-1.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jay Weil, Esq.